SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 January 2024

Prudential plc Board changes

Prudential plc ("Prudential") today announces the following.

Appointment of Mark Saunders as a Non-executive Director
Mr Saunders will join the Board with effect from 1 April 2024 and will also become a member of the Audit and Risk Committees.

Mr Saunders has extensive knowledge of the insurance industry and Asia markets having been employed in the industry for 35 years, with the last 30 of those based in Hong Kong and is a qualified actuary. From 2014 to 2022 he served on the executive committee of AIA Group Ltd as Chief Strategy and Corporate Development Officer. He previously spent over 16 years at Tillinghast (now Willis Towers Watson) where he led a large number of actuarial appraisal value assessments of insurers across 20 markets in Asia Pacific, ultimately becoming leader of the Hong Kong business.

Audit Committee Chair succession
David Law, member of the Board since September 2015 and Chair of the Audit Committee since May 2017, will retire from the Board at the conclusion of the Annual General Meeting ("AGM") on 23 May 2024 and will therefore not be seeking re-election.

Jeanette Wong will succeed Mr Law as Chair of the Audit Committee with effect from 20 March 2024, following the publication of the Group's 2023 full year results. Ms Wong has been a member of the Audit Committee since joining the Board in May 2021.

Remuneration Committee membership
Shriti Vadera, Chair of Prudential plc, will join the Remuneration Committee as a member with effect from the conclusion of the AGM.

Ms Vadera said: "I am delighted that Mark is joining us. He brings deep experience of the insurance industry in our key markets, and his blend of commercial insight and actuarial skills and experience will be a great asset to the Board and to the Audit and Risk Committees.

We will have the opportunity to express our gratitude to David more fully at the AGM in May.  In the meantime, on behalf of the Board, I would like to thank him for his immense contribution to the Board, in particular through his leadership of the Audit Committee for the past seven years, and to thank Jeanette for agreeing to take on this additional responsibility."

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023 260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sophie Sophaon	+852 6286 0229	Darwin Lam	+852 2918 6348

Notes to Editors

About Mark Vincent Thomas Saunders FIA, FASHK
Starting his actuarial career in 1988 at UK headquartered insurance business Clerical Medical Investment Group, he relocated to Hong Kong in 1994.  Mr Saunders joined Tillinghast (now Willis Towers Watson) in 1997 and during his 16 year tenure he led actuarial appraisal value assessments of insurers across 20 markets in Asia Pacific, ultimately becoming leader of the Hong Kong business and transforming the Asia Pacific Insurance consulting practice. In 2014, he joined the executive committee of AIA Group Ltd as Group Chief Strategy and Corporate Development Officer, where he served for eight years.

Since retiring in March 2022, Mr Saunders has remained active in the insurance industry via formal and informal advisory roles. He is currently a Senior Advisor to Blackstone Credit & Insurance (a business unit of Blackstone Inc), an External Advisor to the Financial Services Practice of Bain and Company, (a business unit of Bain International Inc) and serves on a number of industry councils and associations.

Mr Saunders is a Fellow of the Faculty of Actuaries of the UK and the Actuarial Society of Hong Kong.

Age: 60

Shareholding
Mr Saunders holds 13,750 Ordinary Shares of Prudential plc.

Length of service
Non-executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

The annual fee on appointment for a Non-executive Director consists of a basic fee of $125,000. Mr Saunders will receive additional annual fees of $37,000 for his membership of the Audit Committee and $37,000 for his membership of the Risk Committee.

Ms Wong will receive the same annual fee for Chairing the Audit Committee as Mr Law received, $92,000.

Ms Vadera will not receive additional remuneration for joining the Remuneration Committee.

Regulatory disclosures
Mr Saunders is considered independent for the purposes of the UK Corporate Governance Code and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules).

Mr Saunders has confirmed (a) his independence as regards each of the factors referred to in Rule 3.13(1) to (8) of the Hong Kong Listing Rules; (b) he does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company; and (c) there are no other factors that may affect his independence at the time of his appointment.

Mr Saunders will also join the Board of Prudential Corporation Asia Limited ("PCAL"), a wholly-owned subsidiary of Prudential. Mr Saunders will join the Board of PCAL with effect from 1 April 2024.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Hong Kong Listing Rules.

There are no other matters that need to be brought to the attention of shareholders of Prudential in respect of Mr Law's resignation.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 January 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary